

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2023

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Block A, Building No. 16
Yonyou Software Park, No. 68 Beiqing Road
Haidian District, Beijing, China

Re: Autozi Internet Technology (Global) Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted April 25, 2023
CIK No. 0001959726

Dear Houqi Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.2 to Draft Registration Statement on Form F-1

Cover page

1. We note your response to comment 3, however, your disclosure that "[y][o]ur Class A ordinary shares may be prohibited to trade on a national exchange or in the over-the-counter trading market in the United States under the HFCA Act, if the PCAOB determines that it cannot inspect or fully investigate [y]our auditors for three consecutive years beginning in 2021" continues to be inconsistent with the fact that your auditor is subject to inspection at least every two years. Please revise and make conforming changes throughout the document, including on page 57, to reflect accurate and consistent disclosure.

Prospectus Summary
Permissions and Approvals for our Business Operation and Securities Offering, page 6

2.   We note your response to comment 4 about obtaining all material permissions and approvals. Please revise here and elsewhere as appropriate to remove the materiality qualifier and to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Disclose whether you relied on counsel in determining whether you have obtained required permissions and approvals other than with respect to the CAC and CSRC and, if not, state why not and the basis for your determination. State affirmatively whether any permissions or approvals have been denied.

Conventions that Apply to this Prospectus, page 13

3.   We note your response to comment 6. Please revise to ensure that the subsidiaries named in the footnote are reflected in your company diagram on pages 7 and 97, or tell us why such disclosure is not necessary.

Risk Factor
The approval of and the filing with the CSRC or other Chinese government authorities may be required..., page 58

4.   We note your response to comment 8. Please revise to clearly state, if true, that you have not engaged in the prohibited business stipulated in the 2021 Negative List and therefore are not required to comply and provide the basis for your conclusion.

Principal Shareholders, page 185

5.   Please revise footnotes 4 and 5 to the table to identify the natural persons with investment and/or voting control over CPEC Huakai Private Equity (Fujian) Co., LTD and Funde Sino Life Insurance Co., Ltd., respectively.

Related Party Transactions, page 187

6.   Please update this section to include relevant disclosure as of the date of the prospectus. Refer to Item 7.B of Form 20-F.

Auto Parts and Auto Accessories Sales, page F-13

7.   We note your response to comment 13 that the sales of parts and accessories to MBS stores through smart-cabinet is a very small portion of your total auto parts and auto accessories sale and that the major customers of this revenue stream are auto parts dealers. Given as such, please clarify the following in your disclosure as it relates to sales to auto parts dealers:
- Describe the main terms that are set in the frame work contracts (e.g. total quantity

   that may or must be purchased, price, etc.);
- If the price varies based on purchase quantity, describe how you determine the transaction price;
- Typical duration of the framework contracts; and
- Whether the customer is obligated to prepay the full amount of the minimum purchase requirement under the contract, if any, or for each order.

8. Refer to your responses to comments 13, 18, 19 and 20. You state your major customer are auto part dealers in terms of total auto parts and auto accessories sales. We also note your statement on page 141 that you conduct your auto parts and auto accessories business primarily through your MBS store network. Please reconcile these statements and clarify the relationship to you between auto part dealers and MBS stores and their roles in your sales of auto parts and accessories. Also, you state your sales of parts and accessories to MBS stores through smart cabinets only accounts for a very small portion of your total parts and accessories sales. In view of this and the preceding portion of this comment, explain to us and disclose as appropriate how parts and accessories are otherwise sold to MBS stores and the purpose of smart cabinets if they are not a material sales source to MBS stores.

9. In your revised disclosure here, you state the customer is auto dealers, but it appears MBS stores are customers as well. In your responses to comments 13, 18 and 20, you state auto dealers are your major customers. Please revise your disclosure here as appropriate, with consideration to the preceding comment.

Notes to Combined Financial Statements
3. Summary of Significant Accounting Policies
(l) Revenue Recognition
New Car Sales, page F-13

10. You state in your response to comment 12 there is no difference of revenue recognition policy between the parallel-import car sales and new energy car sales. However, unlike parallel-import car sales, new energy cars are sold with an involvement of MBS stores. Accordingly, please describe for us and disclose the new energy vehicles' typical sales process, including the description of the MBS store involvement, fees you incur for the MBS store involvement, whether MBS stores are exposed to the risk of loss at any point in the process (e.g., while vehicles are at MBS stores), and any other relevant factors to support your gross accounting.

11. Refer to your response to comment 15. Please address the following:
1. In point 8 you state the Group has the right to cancel the potential order before the Group enters into a firm contract with customers. Clarify if the Group can cancel the order even after the ordered vehicle has arrived in port in China. Clarify if customers are aware of this right at the time they place potential orders and how they are made aware of it.
2. In point 8 you state the Group has the right to sell an ordered vehicle that has arrived

          in port to another customer that offers a higher price than the ordering customer. Clarify if customers are aware of this right at the time they place potential orders and how they are made aware of it. Clarify if the ordering customer has any recourse other than a full refund of its deposit (for example, any penalty to the Group).

3.   In point 10 you state the customer can cancel its potential order before entering into a formal contract. Clarify if the customer can cancel the order and receive a full refund of its deposit even after the ordered vehicle has arrived in port. Tell us if there are any penalties to customers for canceling orders after vehicles arrive in port.

4.   It appears the content of your response is meaningful information to help investors understand your parallel-import transactions. Consider providing disclosure consistent with the response in a suitable place in your filing, as fulsome information as this does not appear to currently exist in the filing. Also consider including additional information in connection with points 1, 2 and 3 of this comment that is considered meaningful.

12.   On page 136 you discuss the cooperation of automotive sales or service stores, including MBS stores, in regard to parallel import car sales. Disclosure in the last two sentences of the last paragraph of that page appears to indicate parallel import sales transactions are merely facilitated by your platform, suggesting you are an agent in regard to these transactions. Please explain to us and disclose as appropriate how all of the points made in your responses to prior comments 15 and 16 in supporting your assertion that (i) you have the contracted performance obligation, (ii) you have control of affected vehicles, particularly in regard to you having inventory risk for them, and (iii) you are the principal in these sales transactions is consistent with this disclosure.

4. Deconsolidation of Subsidiaries, page F-21

13.   Please revise the disclosure you provided in response to comment 24 to clarify whether you have been legally released from the liabilities previously held by the deconsolidated subsidiaries. If not, tell us why it is reasonable to recognize gains for liabilities you are still obligated to fulfill.

    You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Yang Ge, Esq.